FILER:

   COMPANY DATA:
   COMPANY CONFORMED NAME:              ALLIANT ENERGY CORPORATION
   CENTRAL INDEX KEY:
   STANDARD INDUSTRIAL CLASSIFICATION:  ELECTRIC AND OTHER SERVICES COMB. [4931]
   IRS NUMBER:                          391380265
   STATE OF INCORPORATION:              WI
   FISCAL YEAR END:                     12/31

   FILING VALUES:
   FORM TYPE:                           35-CERT
   SEC ACT:
   SEC FILE NUMBER:                     070-9317
   FILM NUMBER:

   BUSINESS ADDRESS:
   STREET 1:                            222 WEST WASHINGTON AVENUE
   CITY:                                MADISON
   STATE:                               WI
   ZIP:                                 53703
   BUSINESS PHONE:                      608-252-3311

   MAILING ADDRESS
   STREET 1:                            P. O. BOX 192
   CITY:                                MADISON
   STATE:                               WI
   ZIP:                                 53701-0192







                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
October 1, 2001 through December 31, 2001

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from October 1, 2001 through December 31, 2001 (the "Reporting Period"):

     1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:


                                    Maximum
                   Maximum           Other            Maximum
                   Money Pool       Short-Term          Total             SEC
  Company          Borrowings       Borrowings        Borrowings         Limit

  IESU             60,136,564             0.00         60,136,564       150,000,000
  IPC              40,405,615             0.00         40,405,615       100,000,000
  WP&L     (*)    101,351,392             0.00        101,351,392                NA
  SERVICES (*)     69,987,795             0.00         69,987,795                NA

     (*) All borrowings by WP&L and Services from the Utility Money Pool are exempt under Rule 52 and are shown here for information purposes only.

     2. During the Reporting Period, the weighted average interest rate for borrowings through the Utility Money Pool was 2.67%.


     3. During the period October 1, 2001 through November 30, 2001, the maximum amount of short-term borrowings by AEC was $284,617,000 and the weighted average interest rate was 2.90%. The maximum amount of loans by AEC to the Utility Money Pool was $174,011,850.

     4. During the period December 1, 2001 through December 31, 2001, AEC relied upon the exemption afforded by Section 6(b) of the Act to issue short-term debt. AEC is reporting such activity separately on Form U-6B-2.


     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's orders dated December 18,1998 and December 15, 2000, permitting said Application-Declaration to become effective.




    DATED:  February 11, 2002

                         ALLIANT ENERGY CORPORATION
                         INTERSTATE POWER AND LIGHT COMPANY (As successor to IES Utilities Inc. and Interstate Power Company) WISCONSIN POWER AND LIGHT COMPANY
                         ALLIANT ENERGY CORPORATE SERVICES INC.




                         BY: ____________________________________
                                Edward M. Gleason
                                Vice President, Treasurer
                                and Corporate Secretary